U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Tolworthy      Thomas            A.
     (Last)         (First)        (Middle)

     c/o Barnes & Noble, Inc.
     122 Fifth Avenue
     (Street)

     New York       NY             10011
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc.              Symbol=BKS

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


4.   Statement for Month/Year

     March 1999

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer (Check all applicable)

     / /  Director                           / /  10% Owner
     /X/  Officer (give title below)         / /  Other (Specify below)

     Vice President and President of Barnes & Noble Booksellers, Inc.
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7.   Individual or Joint/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                      5. Amount of
                                                                                         Securi-
                                                                                         ties
                                          3. Trans-    4.  Securities Acquired (A)       Bene-        6. Owner-
                              2. Trans-      action        or Disposed of (D)            ficially        ship
                                 action      Code          (Instr. 3, 4 and 5)           Owned at        Form:         7. Nature of
                                 Date        (Instr.   ---------------------------       End of          Direct(D) or     Indirect
                                 Month/        9)                  (A)                   Month           Indirect         Beneficial
1.  Title of Security            Day/     -----  ---    Amount     or      Price         (Instr.         (I)              Ownership
    (Instr.3)                     Year)     Code   V                (D)                   3 and 4)        (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------    ------------    -------------    ------------

Common Stock                     3/8/99       M        10,000(1)    A      $12.1875(1)
Common Stock                     3/8/99       S        10,000       D      $27.0000
Common Stock                     3/8/99       M        29,900(1)    A      $12.1875(1)
Common Stock                     3/8/99       S        29,900       D      $27.061246
Common Stock                     3/18/99      M        19,300(1)    A      $15.0000(1)
Common Stock                     3/18/99      S        19,300       D      $30.1250          -0-

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)              $12.1875(1)    3/8/99     M                            39,900(1)    (2)        1/16/06
Stock Option (Right to Buy)              $15.0000(1)    3/18/99    M                            19,300(1)    (3)        4/4/05



                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option
 (Right to Buy)          Common Stock            39,900(1)                                      D
Stock Option
  (Right to Buy)         Common Stock            19,300(1)                 97,080(4)



Explanation of Responses

(1) These options originally related to one-half the number of shares at twice the exercise price, and were reported as such. The number of shares acquired and the related exercise price set forth above result from the two-for-one stock split effected by the Issuer on September 22, 1997.
(2) 6,666 of these options became exercisable on January 16, 1998 and 33,234 became exercisable on January 16, 1999.
(3) 3,100 of these options became exercisable on April 4, 1996, 3,100 of these options became exercisable on April 4, 1997 and 13,100 of these options became exercisable on April 4, 1998.
(4) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock.


By:  /s/  Thomas A. Tolworthy               Date:     April 10, 1999
     -------------------------------                --------------------
     **Signature of Reporting Person

     ______________

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.